Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
Consolidated Balance Sheet (Unaudited)
                                    June 30, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,524
Receivables:
Associated companies	5,414
Other	58,843
Material and supplies	5,647
Prepayments and other	1,086
73,514

INVESTMENTS:
Nonutility property, net	11,473
Other	(1,378)
10,095

DEFERRED CHARGES:
Goodwill	-
Accumulated deferred income tax benefits	28,086
Other	29
28,115

TOTAL ASSETS	$111,724

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$324
Short-term borrowings	-
Notes payable to associated companies	2,800
Notes payable other	8,761
Accounts payable
Other	29,039
Associated companies	689
Accrued taxes	3,559
Other	7,989
53,161

CAPITALIZATION:
Common stockholder’s equity	52,920
Long-term debt	5,643
58,563

TOTAL LIABILITIES & CAPITALIZATION	$111,724

Exhibit 1-2

FIRSTENERGY FACILITIES SERVICES GROUP, LLC
  Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months
	Ended	Year-to-date
	June 30, 2005	June 30, 2005

Revenues	$44,222	$101,843

Cost of revenues	39,097	90,305

Gross margin	5,125	11,538

Selling, general and administrative expenses	4,439	13,284
Depreciation	253	256
	433	(2,002)

Goodwill impairment	-	-
Purchase agreement incentive plans	34	67

Operating income/(loss)	399	(2,069)

Interest income	221	416
Interest expense	(359)	(706)
Gain on sale of fixed assets	20	7
Other income/(expense), net	72	112
Total other income/(expense)	(46)	(171)

Income/(Loss) before income taxes	353	(2,240)

Income taxes	4,668	3,614

Net loss	$(4,315)	$(5,854)